

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2025

Malte Peters
Chief Executive Officer
HOOKIPA Pharma Inc.
350 Fifth Avenue, 72nd Floor, Suite 7240
New York, NY 10118

   Re: HOOKIPA Pharma Inc.
     Preliminary Proxy Statement on Schedule 14A
     Filed June 16, 2025
     File No. 001-38869

Dear Malte Peters:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Life Sciences

cc: David Brinton, Esq.